UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: March, 2018

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan S7K 7G3 Canada	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.2 through 99.8 to this report on Form 6-K shall be incorporated by reference into, and as exhibits to, the registrant’s Registration Statement on Form F-10 (File No. 333-223273) under the Securities Act of 1933, as amended.

Explanatory Note:

Nutrien Ltd. (the “Company”) is filing this Amendment No. 1 to its Form 6-K, dated March 12, 2018 (the “Original Form 6-K”), to file a revised Exhibit 99.4 (Form of Letter to Broker) that reflects the correct soliciting dealer fee of $2.50 per $1,000 principal amount of notes tendered. No other changes have been made to the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: March 14, 2018	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	VP & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	News Release

99.2*	Letter of Transmittal

99.3*	Soliciting Dealer Form

99.4	Form of Letter to Broker

99.5*	Form of Letter to Clients for use by Broker

99.6*	Form of Supplemental Indenture No. 1, by and between Potash Corporation of Saskatchewan Inc. and U.S. Bank National Association, as trustee, amending and supplementing the indenture, dated as of February 27, 2003

99.7*	Form of Supplemental Indenture No. 1, by and between Agrium Inc. and The Bank of New York Mellon (as successor in interest to Mellon Bank, N.A.), as trustee, amending and supplementing the indenture, dated as of January 31, 1997

99.8*	Form of Supplemental Indenture No. 3, by and between Agrium Inc. and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, N.A.), as trustee, amending and supplementing the indenture, dated as of May 16, 2006, as further supplemented

* Previously filed.